Exhibit 99.1

Solmate Prioritizes Capital Efficiency, Shifts RockawayX Relationship to Strategic Partnership

Decision reflects market conditions, commitment to preserving shareholder equity and minimizing dilution

Strategic partnership set to continue under existing validator services agreement

ABU DHABI, UAE – February 9, 2026 — Solmate Infrastructure (Nasdaq: SLMT), a leading Solana infrastructure company with a strategic focus on Abu Dhabi, today announced its decision not to pursue a merger with RockawayX pursuant to its previously announced term sheet. The companies will continue their current strategic partnership to leverage RockawayX’s infrastructure and yield optimization expertise, and RockawayX CEO, Viktor Fischer, will remain a Solmate board member. The decision reflects Solmate’s commitment to equity-efficient growth and eliminates the dilution associated with the transaction as the company focuses on its infrastructure strategy.

“Market conditions have changed dramatically since we negotiated the deal with RockawayX,” said Marco Santori, CEO of Solmate. “Assets are discounted, acquisition targets today are more plentiful, and we are in a capital position to take advantage of the opportunity. As independent companies, Solmate and RockawayX will continue to collaborate closely towards shared objectives. Moving forward as independent companies allows Solmate to remain lean, without the friction of a complex integration.”

Validator Agreement Demonstrates Ongoing Partnership Value

RockawayX remains a major investor in Solmate and a key partner in the operation and growth of Solmate’s bare metal validator strategy in the UAE. This infrastructure will provide exchanges, traders, and market makers with critical performance advantages including reduced latency and improved execution in markets where milliseconds matter. The partnership model allows Solmate to capture 100% of staking rewards, while mitigating technical risk and operational expenses. It is a capital efficient blueprint for how Solmate can scale across the region.

“We retain high conviction in Solmate’s long-term value,” said Viktor Fischer, CEO of RockawayX. “Since first investing, our priority has been to support Solmate to maximize its treasury yield and deliver world-class Solana infrastructure. We are confident that we can jointly achieve those objectives without combining our entities. RockawayX’s mission remains to back and build the most impactful digital asset businesses, and we believe Solmate will prove to be one of them. We look forward to continuing our close collaboration and building together as strategic partners.”

About Solmate Infrastructure

Solmate Infrastructure, the operating name of Brera Holdings PLC (NASDAQ: SLMT), builds institutional-grade Solana staking, validation, and treasury infrastructure with a strategic focus on Abu Dhabi. Backed by ARK Invest, RockawayX, Pulsar Group, and leading UAE investors, Solmate deploys capital and hardware to drive Solana adoption across the Middle East and beyond while continuing to operate its multi-club football business. For more information visit www.solmate.com.

About RockawayX

RockawayX is a global digital asset firm operating across three divisions: 1) infrastructure, 2) liquidity and 3) asset management. RockawayX Infrastructure runs bare-metal hardware blockchain nodes and validators that the firm owns and operates, and develops bespoke software and hardware solutions for transaction ordering. RockawayX Liquidity generates yield on-chain by lending capital to DeFi protocols and applications. It also operates market making and solver divisions that power major cross-chain settlement layers. RockawayX Asset Management invests in early stage infrastructure businesses and DeFi protocols forming the foundation of the new on-chain financial system. RockawayX is part of the Rockaway Capital group, an asset manager operating several open-ended investment funds in Private Equity and Tech.

Forward-Looking Statements

This press release contains forward-looking statements regarding Solmate’s strategic plans, partnership arrangements, and infrastructure development. These statements involve risks and uncertainties that could cause actual results to differ materially, including market conditions, regulatory changes, and operational challenges. Solmate undertakes no obligation to update these statements except as required by law.

Media Contact

Solmate@ICRinc.com